Mail Stop 3720

May 23, 2006

Mr. Jearld L. Leonhardt
Chief Financial Officer
CommScope, Inc.
1100 CommScope Place, S.E.
P.O. Box 339
Hickory, NC 28602

> **Re:** **CommScope, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-12929**

Dear Mr. Leonhardt:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director